UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

      BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐  No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel & Corporate Secretary

Dated: October 1 , 2009

Contact:
Blue Square-Israel Ltd.
Elli Levinson-Sela
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498

Email: ellils@bsi.co.il

BLUE SQUARE ANNOUNCES IT RECEIVED  AN AFFIRMATION OF
DEBENTURES RATING "ilA+" FROM STANDARD & POOR'S MAALOT
WITH OUTLOOK REVISED TO NEGATIVE

ROSH HAAYIN, Israel, October 1, 2009 – Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: "Blue Square") announced that it has received from Standard & Poor's Maalot a report including affirmation of  "ilA+" rating for the Debentures issued by Blue Square on August 2003, while revising the outlook to negative due to continued erosion of Company's financial ratios.

The official  and binding report is in Hebrew.  A translation of the  report to English is enclosed.

*  *  *

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 202 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  our ability to compete effectively against low-priced supermarkets and other competitors; the effect of the recession in Israel on the sales in our stores and on our profitability; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation to our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2008.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

Please note that this translation was made for the company's use only and under no circumstances obligates Maalot. In the case of any discrepancy with the official Hebrew version published on October 1, 2009, the Hebrew version shall apply.
12 Aba Hillel Silver Rd. Ramat-Gan 52506 Israel +972 3 7539700 Tel +972 3 7539710 Fax

October 1, 2009

Blue Square Israel

Bond Rating 'ilA+' Affirmed; Outlook Revised To Negative On Continued Erosion Of Company's Financial Ratios

Primary Credit Analyst: Tamar Stein	tamar_stein@standardandpoors.com
Secondary Credit Analyst: Gadi Beeri	gadi_beeri@standardandpoors.com

Review

•	The food retail sector in Israel is characterized, inter alia, by increasing competition. Blue Square Israel has lost market share, though it maintains a high competitive position.
•	The increasing competition in the sector and the erosion in the company's competitive position have led to a deterioration in financial performance and in its weak debt coverage ratios.
•	We are affirming the 'ilA+' rating on bonds (series A and B) issued by the company, the second largest food retailer in Israel.
•	The revision of the outlook to negative stems from uncertainty regarding the company's continued financial performance and its failure to keep its adjusted debt-to-EBITDA ratio below 4.5x.

Rating Action

On October 1, 2009 Standard & Poor's Maalot affirmed the 'ilA+' rating on bonds (series A and B) issued by Blue Square Israel Ltd. We revised the outlook to negative from stable.

Rationale

Increasing competition in the food retail sector in Israel, particularly from the privately held companies, and the erosion in Blue Square Israel's competitive position have led to a loss of the company's market share and some erosion in its business position.

The company's profit margins remain low compared with those of its local and international peers, although the launch of a neighborhood store chain Mega B'Ir and a heavy discount chain Mega Bool, together with a new home brand and a relaunch of the YOU loyalty club, have led to a slight improvement in margins. In the first six months of 2009 adjusted EBITDA-to-sales rose, slightly, to 6.6% from 6.5% in 2008.

We attribute the low profitability mainly to the operating loss on Eden Teva and Dr. Baby stores.

The rating, however, is supported by the company's business profile, viz. its position as the second largest food retailer in the local market (~21% market share in the second quarter of 2009, according to a Nielsen report) with wide geographic and business diversification. The company benefits from the positive characteristics of the food retail sector, which, by nature, is more predictable and less exposed to demand fluctuations based on the macroeconomic cycle.

www.maalot.co.il

Please note that this translation was made for the company's use only and under no circumstances obligates Maalot. In the case of any discrepancy with the official Hebrew version published on October 1, 2009, the Hebrew version shall apply.
12 Aba Hillel Silver Rd. Ramat-Gan 52506 Israel +972 3 7539700 Tel +972 3 7539710 Fax

The rating of the bonds is negatively affected by the company's financial position and erosion of its financial ratios.

The company suffered recently from a decline in income, deterioration in company's operational flows, an increase in leverage, and, as a result, a failure to keep the debt-to-EBITDA ratio lower than 4.5x. In the first six months of 2009, this ratio stood at 4.8x, compared with 4.7x in 2008. The company's adjusted coverage ratios in the first six months of the year also continued to deteriorate, although they remain consistent with the current rating: FFO to debt stood at 15.8% while the EBITDA-to-interest coverage ratio was 2x (compared with 16.3% and 2.3x, respectively, in 2008). Despite the positive effect of the national holidays on the group's activity in the second half of the year, we expect that the current challenging environment will make it difficult for the company to improve its financial position as required with the current rating level.

We expect the company to end 2009 with negative free operating cash flow (FOCF), especially due to its capex needs in new stores as well as an investment by its subsidiary, Blue Square Properties Ltd.

Liquidity

We believe the company's liquidity is consistent with its rating level. As of June 30, 2009, the company had cash and cash equivalents of NIS311 million and free cash flow from operating activities of NIS67 million. This compares with short-term debt of NIS330 million, half of which was maturities on long-term loans. Payment of most bonds begins in 2012.

The company has another possibility of raising sources in the short term due to the fact that most of its trade receivables are by credit card. Blue Square Israel has good access to banking sources though its belonging to the Alon Group—the company is owned by Alon Israel Oil Company Ltd., rated ilA/Stable by S&P Maalot1—somewhat restricts its access to local banks due to the regulatory  'single borrower limitations'. We expect the company to maintain a suitable level of surplus cash in the coming quarters, which will support its debt payments and its current operational needs, in light of the fact that no future considerable increase is expected in capex needs, except for an investment by its subsidiary Blue Square Properties, nor significant dividend payment.

Outlook

The negative outlook reflects the continued deterioration in the company's financial performance including the increase in adjusted debt to EBITDA beyond 4.5x and the further loss of market share.
There is also uncertainty regarding an improvement in the company's financial profile and coverage ratios.

1 For more details on the parent company's rating see our announcement on April 22, 2009 which is available on our website www.maalot.co.il. The company recently announced that Africa Israel Trade and Agencies Ltd. had sold its holdings in Alon.

www.maalot.co.il

Please note that this translation was made for the company's use only and under no circumstances obligates Maalot. In the case of any discrepancy with the official Hebrew version published on October 1, 2009, the Hebrew version shall apply.
12 Aba Hillel Silver Rd. Ramat-Gan 52506 Israel +972 3 7539700 Tel +972 3 7539710 Fax

Under the current rating we still expect the company to maintain an adjusted debt to EBITDA ratio of less than 4.5x, although in light of the company's current financial situation, we expect that this will remain a serious challenge for the company. We could lower the rating if leverage increases, affecting this ratio, if Blue Square Israel loses further market share, if profit margins deteriorate and/or if the company adopts an aggressive financial policy (aggressive expansion, aggressive dividend payments) which could impact on both the company's financial and business profile.
Revising the outlook to stable is unlikely for as long as there is no improvement in the company's financial performance or if the company fails to keep the adjusted debt to EBITDA ratio below 4.5x.

Related Research

For further information on Standard & Poor's criteria methodology, see our Criteria Methodology: Business Risk/Financial Risk Matrix Expanded, which can be found at http://www.maalot.co.il/matrix.pdf

Ratings List

Bond series	Current rating	Former rating
Series A	ilA+/Negative	ilA+/Stable
Series B	ilA+/Negative	ilA+/Stable

Standard & Poor's Maalot ratings are based on information received from the Company and from other sources that Standard & Poor's Maalot believes to be reliable. Standard & Poor's Maalot does not audit the information it receives nor does it verify the correctness or completeness of such information.

It is hereby clarified that Standard & Poor's Maalot rating does not reflect risks relating to and/or arising from breaches, through intent or oversight, of any of the obligations included in the bond documents and/or the incorrectness or inaccuracy of any of the representations contained in the documents relating to the bond offering that is the subject of this rating, Standard & Poor's Maalot report or the facts that form the basis for the opinions expressed to Standard & Poor's Maalot as a condition for the giving of the rating, fraudulent or dishonest acts of commission or omission, or any other act that contravenes the law.

The ratings could be revised as a result of changes to the information received or for other reasons.  The rating should not be perceived as expressing any opinion concerning the price of the securities on the primary or secondary market.  The rating should not be perceived as expressing any opinion concerning the advisability of buying, selling or holding any security.

© Standard & Poor's Maalot reserves all rights.  This summary is not to be copied, photographed, distributed or used for any commercial purpose without Standard & Poor's Maalot consent, except to provide a copy of the whole report (with an acknowledgement of its source) to potential investors in the bonds that are the subject of this rating report for the purpose of their reaching a decision concerning the acquisition of the aforesaid bonds.

www.maalot.co.il